SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                                 IBX Group, Inc.
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                                (Name of Issuer)

                                     Common

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                         (Title of Class of Securities)


                                    449229103
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                                 (CUSIP Number)


  Kevin W. Dornan, Esquire, 5185 Southeast 20th Street, Ocala, Florida 34471,
                           Telephone: (352) 694-6661
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 31, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.449229103                  13D                        Page 2 of 4 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       The Tucker Family Spendthrift Trust
                                   65-6369368

                             Blue Lake Capital Corp.
                                   65-0703836
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

     N/A


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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Florida

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               7    SOLE VOTING POWER

  NUMBER OF         Tucker Family Spendthrift Trust     7,426,282
                    Blue Lake Capital Corp.             2,187,500

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

   OWNED BY                             N/A
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         Tucker Family Spendthrift Trust     7,426,282
                    Blue Lake Capital Corp.             2,187,500

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                                       N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Tucker Family Spendthrift Trust     7,426,282
Blue Lake Capital Corp.             2,187,500

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
                                       N/A

CUSIP No.449229103                      13D                    Page 3 of 4 Pages

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Tucker Family Spendthrift Trust     16.94%
Blue Lake Capital Corp.              4.99%


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14   TYPE OF REPORTING PERSON*

 Tucker Family Spendthrift Trust    OO (Trust)
 Blue Lake Capital Corp.            CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!






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Item 1.  Security and Issuer.


                                  Common Stock
                   IBX Group, Inc., 350 Northwest 12th Avenue,
                         Deerfield Beach, Florida 33442
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Item 2.  Identity and Background.

     (a)        The Tucker Family Spendthrift Trust
     (b)        2500 N. Military Trail, Suite 225; Boca Raton, Florida  33431
     (c)        Family Trust
     (d)        None
     (e)        None
     (f)        Florida

     (a)        Blue Lake Capital Corp.
     (b)        2500 N. Military Trail, Suite 225; Boca Raton, Florida  33431
     (c)        Business Investors & Consulting Services
     (d)        None
     (e)        None
     (f)        Florida

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Item 3.  Source and Amount of Funds or Other Consideration.

         N/A
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Item 4.  Purpose of Transaction.

     (a) Since the last amendment the Tucker Family Spendthrift Trust sold 417,468 shares of the Issuers common stock and the Issurer issued an additional 2,000,000 shares to other persons not related to the reporting person which also caused the reporting persons % to decrease.

     (b)        N/A

     (c)        N/A

     (d)        N/A

     (e)        N/A

     (f)        N/A

     (g)        N/A

     (h)        N/A

     (i)        N/A

     (j)        N/A

CUSIP No.449229103                      13D                    Page 3 of 4 Pages


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Item 5.  Interest in Securities of the Issuer.

     (a)  Tucker Family Spendthrift Trust  7,426,282      16.94%
          Blue Lake Capital Corp.          2,187,500       4.99%

     (b)  Tucker Family Spendthrift Trust  7,426,282 sole voting and disposition
          Blue Lake Capital Corp.          2,187,500 sole voting and disposition

     (c)  01/31/02      17,000  @  $0.15
          01/31/02       3,000  @  $0.16
          01/31/02       4,000  @  $0.15
          01/31/02       3,000  @  $0.15
          01/31/02      16,000  @  $0.16
          02/06/02      14,000  @  $0.17
          02/07/02       6,000  @  $0.17
          02/08/02       4,000  @  $0.14
          02/14/02      20,000  @  $0.18
          02/14/02      20,000  @  $0.17
          02/14/02      15,000  @  $0.21
          02/15/02       5,000  @  $0.21
          02/19/02      15,000  @  $0.22
          02/21/02      15,000  @  $0.21
          02/21/02      31,500  @  $0.244
          02/22/02      36,500  @  $0.25
          02/25/02      20,000  @  $0.23
          02/28/02      15,000  @  $0.28
          03/01/02      13,000  @  $0.2827
          03/04/02      28,000  @  $0.2866
          03/05/02      12,000  @  $0.2925
          03/06/02      55,000  @  $0.3129

     (d)  N/A

     (e)  N/A


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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None
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Item 7.  Material to be Filed as Exhibits.

         None

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Just discovered that previuos attempt to file on April 10, 2002 failed, so form is being re-filed at this time.
                                                     August 5, 2002

                                             -----------------------------------
                                                         (Date)


    /s/ Michelle Tucker/s/                        /s/ Leonard M. Tucker /s/
--------------------------------             -----------------------------------
        (Signature)                                   (Signature)


 Michelle Tucker, President                       Leonard M. Tucker,Trustee
   Blue Lake Capital                        The Tucker Family Spendthrift Trust
--------------------------------            ------------------------------------
      (Name/Title)                                    (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).